Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
April 1, 2004

Extendicare Inc. Receives Dividend from Crown Life

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. announced that Crown Life Insurance Company has declared a dividend payable in the amount of $14.00 per common share, of which Extendicare’s 34.8% interest is $15.6 million.

Extendicare received a dividend on March 31, 2004 in the form of a promissory note bearing interest at 5% per annum due June 30, 2004 (the “Note”). Payment of the Note, at Crown Life’s discretion, is to be in cash, or by way of transfer of ownership of 3000-3100 Steeles Avenue East, the location of Extendicare’s Corporate Office in Markham, Ontario, with the balance to be paid in cash. The estimated fair market value of the property is $33.2 million, and it currently carries a mortgage of $18.0 million.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com